 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Maxwell Technologies, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

577767106
(CUSIP Number)

August 8, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,573,945
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,573,945
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,573,945
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%
12	TYPE OF REPORTING PERSON

PN

*The Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership

2

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,489,557
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,489,557
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,489,557
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%
12	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,573,945
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,573,945
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,573,945
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,489,557
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,489,557
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,489,557
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%
12	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,063,502
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

4,063,502
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,063,502
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%
12	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,063,502
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

4,063,502
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,063,502
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%
12	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 577767106

Item 1(a).	Name of Issuer:

Maxwell Technologies, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3888 Calle Fortunada, San Diego, California 92123

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by

VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, VIEX Special Opportunities III, LP (“VSO III”), a Delaware limited partnership, VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, VIEX Special Opportunities GP III, LLC (“VSO GP III”), a Delaware limited liability company, VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, and Eric Singer, a citizen of the United States of America. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

VIEX GP is the general partner of Series One. VSO GP III is the general partner of VSO III. VIEX Capital is the investment manager to Series One and VSO III. Mr. Singer is the managing member of each of VIEX GP, VSO GP III and VIEX Capital. By virtue of these relationships, each of VIEX GP, VIEX Capital and Mr. Singer may be deemed to beneficially own the securities beneficially owned by Series One, VSO GP III and VIEX Capital.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 825 Third Avenue, 33rd Floor, New York, New York 10022.

Item 2(c).	Citizenship:

Each of Series One, VSO III, VIEX GP, VSO GP III, and VIEX Capital is organized under the laws of Delaware. Mr. Singer is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.10 par value (the “Shares”)

Item 2(e).	CUSIP Number:

577767106

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CUSIP NO. 577767106

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	/ x /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on August 14, 2018.

Series One

(a)	Amount beneficially owned:

Series One directly beneficially owns 2,573,945 Shares.

(b)	Percent of class:

5.8% (based upon 44,761,009 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on August 9, 2018).

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CUSIP NO. 577767106

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,573,945 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,573,945 Shares

VSO III

(a)	Amount beneficially owned:

VSO III directly beneficially owns 1,489,557 Shares

10

CUSIP NO. 577767106

(b)	Percent of class:

3.3% (based upon 44,761,009 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on August 9, 2018).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,489,557 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,489,557 Shares

VIEX GP

(a)	Amount beneficially owned:

VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 2,573,945 Shares that may be deemed to be beneficially owned by Series One.

(b)	Percent of class:

5.8% (based upon 44,761,009 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on August 9, 2018).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,573,945 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,573,945 Shares

11

CUSIP NO. 577767106

VSO GP III

(a)	Amount beneficially owned:

VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 1,489,557 shares owned by VSO III.

(b)	Percent of class:

3.3% (based upon 44,761,009 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on August 9, 2018).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,489,557 Shares

12

CUSIP NO. 577767106

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,489,557 Shares

VIEX Capital

(a)	Amount beneficially owned:

VIEX Capital, as the investment manager of Series One and VSO III, may be deemed the beneficial owner of the (i) 2,573,945 Shares that may be deemed to be beneficially owned by Series One and (ii) 1,489,557 Shares that may be deemed to be beneficially owned by VSO III.

(b)	Percent of class:

9.1% (based upon 44,761,009 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on August 9, 2018).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

4,063,502 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

4,063,502 Shares

Mr. Singer

(b)	Amount beneficially owned:

Mr. Singer, as the managing member of VIEX GP, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 2,573,945 Shares that may be deemed to be beneficially owned by Series One and (ii) 1,489,557 Shares that may be deemed to be beneficially owned by VSO III.

13

CUSIP NO. 577767106

(b)	Percent of class:

9.1% (based upon 44,761,009 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on August 9, 2018).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

4,063,502 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

4,063,502 Shares

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].,

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

14

CUSIP NO. 577767106

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

15

CUSIP NO. 577767106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2018

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

16